UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On December 30, 2024, the Company and AGC Biologics S.p.A. (“AGC”) entered into the Second Amendment to the Development and Master Services Agreement, effective as of March 6, 2019, and as amended as of March 5, 2024. In conjunction with entry into the Second Amendment, the Company also entered into Work Statement No. 1 for AGC to manufacture, test, and release certain of the Company’s cell therapy products and provide for a dedicated GMP suite. On August 1, 2025, the Company notified AGC of its intent to terminate Work Statement No. 01, pursuant to Section 4.1 of the Second Amendment to the Development and Master Services Agreement, which would eliminate the Company’s commitment to a dedicated suite effective August 1, 2026, but will allow AGC to continue to manufacture certain drug products for the Company in shared suites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: August 1, 2025